

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

<u>Via E-Mail</u>
Alan C. Mendelson
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re: Transcept Pharmaceuticals, Inc.**
> **DEFA14A filed November 13, 2013**
> **File No. 001-36066**

Dear Mr. Mendelson:

The Office of Mergers and Acquisitions has the following additional comments on your proxy materials. Please respond promptly. These comments and the comments previously provided by letter dated October 29, 2013 should be addressed by revising Transcept's preliminary proxy statement.

<u>DEFA14A filed on November 13, 2013</u>

1. Revise the proxy materials to disclose any contacts with members of the dissident group (or their representatives) since the filing of the PREC14A on October 18, 2013. In particular with respect to the changes to the Board of Directors and the corporate restructuring detailed in the November 13, 2013 press release, did representatives of Transcept discuss any of these contemplated actions with the members of the dissident group who are calling the special meeting (either before or after these changes were announced)? If so, detail each contact, including the means of communication, by whom it was initiated, and the substance of the contact.

2. With respect to the corporate reorganization described in the November 13, 2013 press release, revise the proxy statement to describe in considerable detail the reasons for the changes as they relate to the special meeting and the dissident shareholder group and the reasons for the timing of these changes.

3. See our last comment above. Expand the description of Mr. Ehrlich's resignation as a director to explain the circumstances surrounding it. For example, was Mr. Ehrlich asked to resign and if so, why and by whom? If he elected to resign of his own volition, did Mr. Ehrlich explain why? Please revise to address.

4. Disclose the Board's current intent with respect to replacing Mr. Ehrlich before the special meeting on December 19, 2013.

5. With respect to the amended change in control and severance arrangements adopted on November 13, 2013 and described in the press release, explain how these provisions would be impacted by the results of the vote at the special meeting. For example, if the four (now three) named directors are removed at the special meeting, will a change in control occur, triggering these provisions?

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions